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January 6, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	EXCO Resources, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 6, 2006, File No. 333-129935

Ladies and Gentlemen:

Please find enclosed on behalf of EXCO Resources, Inc. Amendment No. 1 ("Amendment No. 1") to our Registration Statement on Form S-1 (the "Registration Statement").

The changes to the Registration Statement reflect revisions made in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its letter to us dated December 23, 2005 and certain other updating or corrective changes. For your convenience, we have restated the Staff's comments below, together with our response to each respective comment.

We will overnight six clean and six marked courtesy copies of Amendment No. 1, marked to show changes from the previous filing, to Mr. Jason Wynn. The page number references that appear in this letter relate to the version filed with the Commission via EDGAR.

Registration Statement on Form S-1 (File No. 333-129935)

General

  l.
  Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

    RESPONSE:    We note the Staff's comment and have made corresponding changes to all affected disclosure throughout the Registration Statement.

  2.
  Provide current and updated disclosure with each amendment. For example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange. Also, provide updated accountants' consents with each amendment.

    In this regard, please note that we will need time to review all new disclosure, including any additional proposed artwork or graphics, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

    RESPONSE:    We note the Staff's request. We have updated the status of our expectation to have our common stock quoted on the New York Stock Exchange (see cover page, and pages 8 and 166). We have provided updated accountants' consents with this amendment (see Exhibits 23.1, 23.2, 23.3 and 23.4) and will do so with each additional amendment.

    We note the Staff's request that we provide all new disclosure and omitted exhibits promptly and we have filed omitted exhibits, including the underwriting agreement, with Amendment No. 1. We do not anticipate including any artwork or graphics in the prospectus.

Cover page

  3.
  Please remove any identification of "joint book running managers" on the cover page. You may disclose this information on the back cover of the document.

    RESPONSE:    We have eliminated references to "Co-lead manager" and "Senior co-manager" from the cover page in response to the Staff's comment.

Summary, page 1

  4.
  Please eliminate the suggestion that you only provide an "overview of selected information." Rather, make clear that this section summarizes all material information contained in your prospectus.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment using the language found in the instruction to Item 503(a) of Regulation S-K (see page 1).

  5.
  Provide us with objective support for subjective and comparative statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:

    •
    "[w]e are a rapidly growing independent oil and natural gas company...";

    •
    "[w]e expect to continue to grow by leveraging our management team's experience and expertise, exploiting our multi-year inventory of low-risk drilling locations and exploitation projects, and..."; and

    •
    "[o]ur assets are characterized by long reserve lives, high drilling success rates, high natural gas concentration, and established histories of production."

    Provide support for the basis of the beliefs regarding how your business is differentiated from that of your competitors. We may have further comments.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment. See, for example:

      •
      pages 1, 65, and 109, where we have removed our assertion that we are a "rapidly growing" independent oil and natural gas company;

      •
      pages 1, 2, 4, 5, 65, 66, 109, 110 and 111, where we have removed references to "low-risk" drilling;

      •
      pages 1, 4, and 111, where we eliminated references to "successfully" and "expertise" and provide quantitative support for our management team's experience; and

      •
      pages 1, 5 and 111, where we limited our discussion of our properties to those qualities for which we provide quantitative support in the prospectus.

    We believe that the remaining subjective language is supported by factual statements in the surrounding disclosure. We have also supplementally provided to the Staff with this letter comparative data regarding reserve life, drilling success rates and natural gas concentration (attached as Appendix A hereto).

  6.
  Revise to provide a balanced overview of your business. In this regard, we note that you make numerous statements about your business strategy and competitive strengths but you do not reference the challenges and material risks you face, such as your operations' reliance principally on supporting gas drilling versus oil drilling or the risk you face due to exposure to competition from new entrants and established companies in your field. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment to add a discussion of the more significant risks that may impact our business strategy, strengths and future operations (see pages 5 and 6).

  7.
  You repeat much of this section in the Business section. Revise this section to summarize and highlight the principal aspects of your business and eliminate repetitive disclosure.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 1-5 and 109-111).

Summary of Geographic Areas of Operation, page 2

  8.
  Please expand your PV-10 disclosure to discuss how you define your pretax PV-10 value, how you utilize such value, and the reasons you believe it is useful to readers, in order to comply with the guidance in Item 10(e)(1)(i) of Regulation S-K. Additionally, please show a reconciliation of your PV-10 non-GAAP measure to the most directly comparable GAAP based measure, presumably the standardized measure of discounted future net cash flows per SFAS 69.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 2, 3, 109, 110, 112, 113, 117 and 118).

Summary Operating Data, page 11

  9.
  Please re-label your Historical columns and revise your disclosure in footnote (1) to clarify that the information presented reflects either "historical continuing operations," "pro forma excluding discontinued operations," or similar language to further emphasize that such information differs from that of the entity prior to the sale of Addison.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 12).

Risk Factors, page 13

  10.
  Many of your risk factors could apply to any company in your industry. To assist investors' understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. For example, please make clear how the risks arising from each of your acquisitions impacts you specifically.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 14 through 28).

  11.
  Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Our revenue depends on oil and natural gas prices, which fluctuate" and "We cannot control the development of the properties we own but do not operate" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk. Also, eliminate references such as "no guarantee," "no assurance" and "not certain," instead stating the risk plainly and directly.

    RESPONSE:    We have revised applicable captions in the Registration Statement in response to the Staff's comment (see pages 14 through 28).

  12.
  Eliminate language that tends to mitigate the risks you discuss. Examples include clauses that begin "although" or "while," such as the first sentence under "There are inherent limitations...," the last sentence under "We may be unable to overcome risks associated with our drilling activity" and the last sentence on page 21. Instead, focus on the underlying risk and harm that could result. You may provide other details later in your document.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 14 through 28).

Risks relating to our indebtedness, page 22

  13.
  Advise us of the consideration given to including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment to add an additional risk factor addressing the use of proceeds from this offering (see page 28).

  14.
  Provide quantification if it helps put these risks in context. For example, we note that the borrowings under the TXOK credit facility is structured under floating rate terms. Provide an example of how an increase in interest rates would impact your interest expense and reduce your operating cash flows.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment to add quantification regarding the impact of a change in commodity prices (page 15) and the impact of a change in interest rates on interest expense (see page 24).

Information regarding forward-looking statements, page 28

  15.
  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment to eliminate references to Section 27A(b)(2)(D) and Section 21E(b)(2)(D) (see page 29).

  16.
  Eliminate the suggestion that "will" identifies forward-looking statements.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 29).

Use of Proceeds, page 30

  17.
  Disclose in necessary detail how you intend to use the remainder, if any, and quantify the amount the remainder represents.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment to make clear that there will be no remainder of the proceeds of this offering after they are applied towards the enumerated uses (see page 31).

  18.
  Please revise the table to make how the proceeds of this offering will be used and show the portions each source contributes to each use.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 31 and 32).

Unaudited Pro Forma Data, page 45

  19.
  Please add a sub-section under this header and resituate disclosure about any non-recurring items excluded from your pro forma financial statements that will affect your results of operations within the next 12 months.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 48 and 49).

  20.
  If actual interest rates in the transaction may differ from those underlying your interest expense adjustments, please disclose in footnote(s) the effect on pro forma income of a 1/8 percent variance in interest rates.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 58, 59, 63 and 64).

  21.
  We note your disclosure under points (a) and (s) on pages 58 and 60, discussing the pro forma adjustments to address the difference between the full cost method of accounting for your oil and gas properties that you will be using, and the successful efforts methodology used by both ONEOK Energy Resources Company, and North Coast Energy, Inc. Please expand your disclosure to address any other differences between these two methods that may have generated differences in the past (e.g. the approach taken in evaluating properties for impairment).

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 58, 61 and 63).

Management's Discussion and Analysis..., page 61

Overview, page 61

  22.
  Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 65 and 66).

  23.
  Please revise your disclosure to clarify whether you will have sufficient capital to fund your operations for the next 12 months.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 65 and 66).

Results of Operations, page 68

  24.
  When you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. For example, you list three primary reasons for the increases in your oil and natural gas operating costs from 2003 to 2004. If known or practicable, please breakdown and quantify the impact each of those factors had on your increases in costs. Please refer to FRC Section 501.04 for further guidance.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 85, 86, 87 and 89).

  25.
  We note that your results of operations contain successor operations for 2004, a combination of successor and predecessor operations for 2003, and predecessor operations for 2002.

    Ordinarily we find that the application of purchase accounting inhibits a meaningful comparison of historical results, before and after the transaction. In other words, the discussion and analysis of the successor and predecessor financial information should be distinct. Tell us the reasons you believe that comparing the combined results for 2003 to 2002 and 2004 is sufficiently meaningful to outweigh the drawbacks of an analysis of entities having different cost bases in net assets. Also, please explain how you would convey the effects of having applied purchase accounting in comparing these results from period to period, in your disclosure.

    RESPONSE:    Before preparing our discussion of the results of operations that we included in Managements' Discussion and Analysis of Financial Condition and Results of Operations, we considered showing separately the financial information for the predecessor and the successor. When we analyzed the impact of our going private transaction that was completed in July 2003 on our statement of operations, we believed, except as related to the discontinuation of hedge accounting for derivatives at the time of the going private transaction, which is discussed separately in the Registration Statement, that all accounts were comparable between 2002 and 2003 (and now believe all accounts are comparable between 2003 and 2004) other than depreciation, depletion and amortization expense resulting from the change in basis of the underlying properties as part of the going private transaction. As a result of the purchase accounting for the going private transaction, total depreciation, depletion and amortization expense increased by $1.9 million during the 156 day period ended December 31, 2003. We believe that we have provided comprehensive descriptions of variances in our disclosure to enable the reader to isolate the impact of other changes that resulted from, or occurred following the completion of, the transaction for all other income and expense accounts. As a result, we believe that providing comparisons of 2003 on a combined basis against 2002 and 2004 enhances the reader's understanding of changes in our results of operations, including with respect to items such as oil and natural gas production, oil and natural gas revenues before commodity price risk management activities and related average sales price disclosures and oil and natural gas production costs and related per unit disclosures. This rationale has been added as an introductory paragraph to "Our results of operations" on page 72.

    To further enhance the reader's understanding of our statements of operations, specifically the impact of purchase accounting on our depreciation, depletion and amortization expense, we have added disclosure on page 87.

  26.
  We note your tabular presentation on page 75, indicating that during the nine months ended September 30, 2005, you incurred $177.3 million in losses from your commodity price risk management activities. We understand from your disclosure on page 77 that for nine months ended September 30, 2005, 49% and 70% of your oil and natural gas production, respectively, were subject to swap agreements.

    Please expand your disclosure to explain whether you intend to continue your risk management program at 2005 levels, with the same strategy, or whether you believe any change in your approach to managing this effort is warranted, given your recent and significant losses from risk management activities.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 82).

Business, page 104

Competition, page 118

  27.
  You state that many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Please disclose any current plans, proposals or arrangements to acquire any of these properties.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 124).

U.S. environmental regulations, page 120

  28.
  If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you are unable to predict the ultimate cost of compliance or the extent of liability risks.

    RESPONSE:    Our potential exposure to environmental liabilities is not material at this time and we do not have any reserves established for environmental liabilities at December 31, 2003 or 2004 or at September 30, 2005. We have revised the Registration Statement in response to the Staff's comment to clarify that changes in laws may affect our assessment regarding the cost of compliance in the future (see page 129).

Management, page 128

  29.
  Revise to clarify for each individual the times each office or title was held during the entire five year period, eliminating all gaps or ambiguities as to time. For example, it is unclear how long Mr. Stephen F. Smith was associated with Sandefer Oil and Gas, Inc. prior to joining you. Also, specify the various offices held during that period, rather than only referring to "various capacities."

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 134, 135 and 136).

Related party transactions, page 138

  30.
  Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm's length negotiations with unaffiliated third parties. Also discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 151).

Underwriting, page 158

  31.
  You state that there are certain exceptions to the 180-day lock-up period referenced in the Underwriting section of the prospectus. Please clarify the exceptions to which you refer. In this regard, please disclose whether your underwriters have any present intent or any understandings, explicit or otherwise, to release the lock-ups early. If so, please disclose the factors to be considered in making such determination.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 166).

  32.
  Rather than referring to "a number of factors" to be considered, identify all material factors that will be used to determine the initial public offering price.

    RESPONSE:    We note the Staff's comment and have revised the Registration Statement accordingly (see page 169).

  33.
  If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

    RESPONSE:    We have been advised by each of J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. that they do not intend to engage in any form of electronic offer, sale or distribution of the shares. However, as a convenience to certain of its institutional investor customers to whom a hard copy of the preliminary prospectus has been or will be sent, J.P. Morgan and Bear Stearns may send an electronic copy of the preliminary prospectus in PDF form to such investors. Neither J.P. Morgan nor Bear Stearns will rely on such electronic distribution of the preliminary prospectus to satisfy any of their obligations under the federal securities laws.

    We have also been advised by Goldman, Sachs & Co. that it and its affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters, or the Representatives, will include the following language in a communication to potential syndicate members:

    "By accepting this invitation from us you will be deemed to be representing to us that either: (1) you are not making an on-line distribution; or (2) if you are making an on-line distribution, you are following procedures for on-line distributions previously reviewed by the Securities and Exchange Commission, the Securities and Exchange Commission raised no objections to the procedures reviewed, and there have been no material changes to your procedures since they were approved by the Securities and Exchange Commission."

    We have been further advised by Credit Suisse First Boston LLC ("CSFB") that CSFB does not intend to engage in any form of electronic offer, sale or distribution of the shares. However, CSFB has informed us that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings. Please note, however, that CSFB will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB's Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. Subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from this format.

    We also advise the Staff that we and the Representatives plan to conduct an Internet roadshow through NetRoadshow, Inc. (www.netroadshow.com) As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live roadshow attendees) is required to, and will, be made available on the web site. Please also see our response to Comment #34 below.

  34.
  You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us with a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

    RESPONSE:    We have been advised by CSFB that it plans to post the preliminary prospectus and the final prospectus on the "Equity New Issues US" portion of its external website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CSFB's electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the "Equity New Issues US" portion of CSFB's external website were cleared by the Staff. Neither CSFB's procedures with respect to "Equity New Issues US" nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

    In addition, we advise the Staff that we and the underwriters plan to permit access to the preliminary prospectus in connection with conducting an Internet roadshow through NetRoadshow, Inc. We have supplementally provided to the Staff a copy of the latest agreement between J.P. Morgan Securities Inc. and NetRoadshow, Inc. concerning Internet roadshows. The agreement requires NetRoadshow to comply with the terms of Rule 433 under the Securities Act (subject to J.P. Morgan and the applicable issuer doing so as well) in connection with offerings registered with the Commission. In connection with registered offerings of common equity or convertible equity securities by an issuer that is, at the time of the filing of the registration statement for the offering, not required to file reports with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, the agreement enables J.P. Morgan to request that NetRoadshow post a version of the roadshow on a website without password or other access restriction. NetRoadshow also agrees to retain a copy of the roadshow, together with any version of the roadshow made freely accessible as described in the previous sentence, in accordance with Rule 433(g) of the Securities Act. In connection with this offering, however, we currently intend to file a transcript of the roadshow presentation together with the accompanying presentation materials as an issuer free writing prospectus under Rule 433(d) of the Securities Act, instead of seeking to rely upon the filing exemption accorded by Rule 433(d)(8).

    Unless otherwise instructed in writing by J.P. Morgan with respect to any specific roadshow, NetRoadshow will take such actions as are necessary to prevent any person from forwarding, downloading or printing any of the contents of a roadshow. J.P. Morgan has not instructed NetRoadshow to abstain from taking such actions, nor does it currently intend to do so.

    Each of the other Representatives has previously provided to the Staff copies of its agreement with NetRoadshow, Inc.

Where you can find more information, page 165

  35.
  Please revise this section to reflect the SEC's new address.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 171).

Financial Statements—EXCO Resources, Inc. (formerly EXCO Holdings II, Inc.), page F-3

Note 1—Basis of Presentation, Structure, and Business Strategy, page F-8

  36.
  We note that you valued common stock issued in several transactions at $7.50 per share, including the issuance of 46.7 million shares of common stock in the equity buyout on October 3, 2005; options granted under the 2005 Incentive Plan to employees to purchase approximately 5 million shares of common stock at $7.50 per share on October 5, 2005; and 3.3 million shares issued to the Founders of Holdings II on August 12, 2005. Tell us how this $7.50 per share value compares to your expected offering price.

    RESPONSE:    We currently expect the offering price to be $12.00—$14.00 per share. The reasons the offering price is expected to be in excess of the $7.50 per share fair value of the shares on the date of the Equity Buyout include the following:

      (1)
      Our expected operating results have increased significantly since the time of the Equity Buyout primarily due to the probable acquisition of TXOK, which results in an increased valuation relative to the Equity Buyout price. The increase in forecasted 2006 earnings before interest, income taxes, depreciation, depletion, amortization and exploration expenses (EBITDAX) from the time of the Equity Buyout to the current forecast is shown in the following table (dollars in millions):

Original EBITDAX forecast	$152
Increase due to commodity prices	25
Decrease due to lower production and other	(24)
Increase due to TXOK acquisition	142

Current EBITDAX forecast	$295

        The decrease in the original forecast due to lower production volumes is a result of timing differences in our 2006 capital program from the time of the original forecast to the current capital budget.

      (2)
      Market conditions and industry fundamentals for companies in our sector have strengthened over the course of 2005 and, more importantly, since the Equity Buyout. Equity valuations in our sector, as measured by the S&P 500 Oil & Gas Exploration and Production Index, have increased by 74.4%, 24.1%, and 14.5% for the one-year, six month, and five month periods ending December 31, 2005. We have included data for the five month period because the Equity Buyout terms were tentatively approved in August 2005. Commodity prices in 2005, as measured by the near-month NYMEX futures contract, averaged $6.19/Mmbtu in January 2005, $7.21/Mmbtu in June, and $13.43/Mmbtu in December.

      (3)
      The completion of this offering will substantially increase our financial flexibility, as the net proceeds from the offering will be used to reduce our indebtedness. Our increased financial flexibility will enhance our ability to pursue our business strategy, which includes both drilling and acquisitions. At the time of the Equity Buyout, an anticipated equity offering was subject to timing, market risks and uncertainty. In addition to enhancing our financial and strategic flexibility, we believe that the anticipated reduction in indebtedness will positively impact our offering price by improving our currently leveraged capitalization. On a pro forma basis at September 30, 2005 reflecting the Equity Buyout, our debt / capitalization and debt / Proved Reserves ratios are 70% and $1.21/Mcfe respectively. Both of these measures are high by industry comparison and significantly increased the financial risk of the Company. Upon completion of this offering, based upon the planned use of proceeds set forth in Amendment No. 1, including the expected net proceeds set forth therein, our debt / capitalization and debt / Proved Reserves ratios will improve to 40% and $0.91/Mcfe, respectively. We believe that our reduced indebtedness will result in a higher valuation as valuation multiples applied to financial projections will not reflect the higher level of indebtedness we currently face prior to the consummation of this offering.

      (4)
      Upon the completion of the offering, TXOK will become a wholly-owned subsidiary of ours through TXOK redeeming all of its outstanding preferred stock. The proceeds from this offering will facilitate our using funds from other sources to finance this redemption. Strategically, this acquisition will substantially increase our presence in East Texas and the Mid-Continent regions and provide additional drilling and acquisition opportunities. In addition, a key financial highlight of the TXOK transaction is the associated commodity price risk management activities we entered into in connection with the acquisition, and how the commodity prices that we have been able to obtain based on those activities compare to the pricing assumptions we applied when evaluating whether to pursue the acquisition. We entered into derivative contracts covering 34.6 Bcfe of production at prices $1.19/Mmbtu higher than the evaluation pricing assumptions for those volumes. We believe these strategic and financial benefits of the TXOK transaction will increase the attractiveness of our offering to investors.

      (5)
      Investors in this offering will receive a liquid, freely tradable security. In addition to registering our shares of common stock with the Commission, we have applied for the shares to trade on the New York Stock Exchange. By contrast, the shares issued in connection with the Equity Buyout were, at the time of issuance, unregistered and illiquid, and accordingly include a valuation discount to reflect the lack of liquidity.

    The impact of the above referenced factors on the Equity Buyout price and the expected offering price is illustrated in the analysis below. For the analysis, we considered valuation multiples of publicly traded comparable exploration and production companies, including Cabot Oil and Gas Corp., Chesapeake Energy Corp., Encore Acquisition Co., EOG Resources Inc., Range Resources Corp., and XTO Energy Inc, all of which are companies with assets and operations similar to ours. We focused the analysis on enterprise value / 2006 estimated EBITDAX as derived from public data. We believe the analysis supports the Equity Buyout valuation of $7.50 per share and our expected valuation range of $12.00 - 14.00 per share.

    Equity Buyout valuation of $7.50 per share: At the time of the Equity Buyout, we estimate that the enterprise value / 2006 estimated EBITDAX multiples of comparable companies ranged from 4.9 - 7.1x. The implied enterprise value / 2006 estimated EBITDAX multiple of the Equity Buyout is 5.9x, which is at the low-to-mid end of the peer range. We believe that our lack of liquidity and our current levels of indebtedness warrant this valuation multiple as compared to valuation multiples of comparable companies.

    Expected offering price range of $12.00 - $14.00 per share: We estimate that the current enterprise value / 2006 estimated EBITDAX multiples of comparable companies range from 4.7 - 7.6x. Our expected offering price range of $12.00 - $14.00 per share implies a enterprise value / 2006 estimated EBITDAX multiple range of 6.3 - 6.7x, which is at the mid-to-high end of the peer range. We believe that the positive impact of the TXOK acquisition and the anticipated reduction in our indebtedness through the planned use of the offering proceeds warrant this valuation multiple range as compared to valuation multiples of comparable companies.

    We have provided a summary valuation table below ($ in millions except price per share):

	Equity Buyout Valuation	Expected offering range(2)
Expected 2006E EBITDAX(1)	$152	$295	$295	$295
Valuation multiple	5.9x	6.3x	6.5x	6.7x
Enterprise value	$903	$1,856	$1,913	$1,971
Less: net debt	528	633	586	538
Equity value	375	1,222	1,327	1,432
Shares outstanding	50	102	102	102
Price per share	$7.50	$12.00	$13.00	$14.00

    (1)
    Based on financial projections utilizing estimated commodity prices based on First Call Consensus, prepared July 19, 2005 and December 31, 2005 for the Equity Buyout and expected offering, respectively.
    (2)
    Pro forma for this offering and TXOK acquisition.

    The enterprise value / 2006 estimated EBITDAX multiple is lower in the Equity Buyout valuation as compared to the enterprise value / 2006 estimated EBITDAX multiple of the expected offering range. This lower multiple reflects a liquidity discount and the financial risk associated with the Equity Buyout.

Financial Statements—EXCO Holdings Inc., page F-13

Statements of Operations, page F-18

  37.
  Please tell us the extent to which you report in the line item "Commodity price risk management activities" the income effects of contracts that physically settled. Clarify whether you have reported in line item "Oil and natural gas" revenue the contracts that settled at other than the spot market value on the date of settlement.

    RESPONSE:    The Company does not enter into any derivatives that are physically settled. Accordingly, the line item "Commodity price risk management activities" includes both realized (through cash settlements) and unrealized effects from our derivative agreements, none of which are accounted for as hedges. The line item "Oil and natural gas revenue" includes only revenues from physical production, whether under fixed price contracts or at spot rates, and does not include any effects from derivative contracts.

Financial Statements—ONEOK Energy Resources Company and Subsidiaries, page F-83

Note A—Summary of Accounting Policies, page F-88

Significant Accounting Policies, page F-90

  38.
  Please clarify in the Consolidation policy disclosure whether ONEOK Energy's wholly-owned subsidiaries include ONEOK Energy LLC.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page F-89).

Financial Statements—TXOK Acquisition, Inc., page F-101

General

  39.
  We understand from your disclosure on page 46 that you view ONEOK Energy Resources Company as the predecessor to TXOK Acquisition, an entity that you intend to acquire by funding the redemption of its voting preferred stock with proceeds of the offering. Please submit the analysis that you performed in determining that the financial statements of TXOK Acquisition, Inc. would not need to be audited to comply with Rules 3-05, 3-01(a) and 3-02(a) of Regulation S-X.

    RESPONSE:    We confirm your understanding that ONEOK Energy Resources Company ("ONEOK") is the predecessor to TXOK Acquisition, Inc. ("TXOK"). TXOK was formed on September 16, 2005 as a shell company to facilitate the acquisition of ONEOK and had no operations prior to its acquisition of ONEOK on September 27, 2005. Accordingly, we utilized ONEOK's financial statements as of and for the year ended December 31, 2004 to compare to our related financial information as of the same dates to determine the required financial statements of the probable acquisition (see EXCO Resources, Inc.'s letter, dated November 3, 2005, to Ms. Carol Stacey supplementally provided with this letter). Based on the results of these tests, we have included (1) audited consolidated balance sheets for December 31, 2003 and 2004, and audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2004, for ONEOK, (2) the unaudited interim financial statements of ONEOK for the period from January 1, 2005 to September 26, 2005 and the nine months ended September 30, 2004, and (3) the unaudited interim balance sheet at September 30, 2005 and the related consolidated statements of operations and cash flows for the period from September 16, 2005 (date of inception) to September 30, 2005 for TXOK. We believe that the audited and unaudited financial statements provided comply with Rules 3-05, 3-01(a) and 3-02(b) of Regulation S-X.

    We considered whether there was a requirement to include audited financial statements for TXOK. However, for purposes of applying Rule 3-05, we do not believe that the reference to "the registrant" in Rules 3-01(a) and 3-02(b) is applicable to TXOK as it is not a registrant but rather a probable acquisition. In addition, we do not believe that the inclusion of an audited balance sheet for TXOK within 135 days of the filing date of the Registration Statement would provide material information to the investor.

    This will confirm our consultation with the Staff on January 3, 2006 that the Staff has reviewed this response and has no objection to our presentation of unaudited financial statements of TXOK.

Engineering Comments

Summary, page 1

Summary of Geographic Areas of Operation, page 2

  40.
  Provide disclosure for the number of acres that are expiring in each of the next three years, if material, and the areas they are located.

    RESPONSE:    The only material acreage expiry is in Appalachia and we have revised the Registration Statement in response to the Staff's comment to disclose the number of acres expiring in Appalachia in 2006, 2007 and 2008 (see pages 2, 3, 113 and 123).

  41.
  In footnote 1 you state that the reserves were prepared by your internal engineers and audited by Lee Keeling & Associates, an independent petroleum engineering firm. Explain what you mean by the term "audited" i.e. tell us what tasks the firm performed. Tell us the differences in reserve volumes between your internal engineers and those estimated by Lee Keeling on an area-by-area basis.

    RESPONSE:    The term "audited" as used means that Lee Keeling and Associates, Inc. ("LKA") examined our in-house reserve reports as of September 30, 2005. LKA specifically examined 80% of the Proved Reserves classified as Proved Developed producing, Proved Developed non-producing, Proved Developed behind pipe, and Proved Undeveloped. The LKA examination included review of decline curves, verification of non-producing and undeveloped reserves, and discussion of costs and differentials. LKA also expressed an opinion that the reserves and values were reasonable and were determined by us in accordance with generally accepted petroleum engineering and evaluation principles.

    The differences in reserve volumes for reserves as of September 30, 2005 totaled less than 1 Bcfe. Where there were differences noted by LKA, we adjusted our reserves to the amounts estimated by LKA. On an area basis the differences were as follows:

		Difference
Appalachia	-0.4 Bcfe as compared to original internal calculations	-0.1%
East Texas	-1.2 Bcfe as compared to original internal calculations	-0.7%
Mid Continent	+0.7 Bcfe as compared to original internal calculations	0.6%

    There were no significant differences in the other areas.

    We have revised the Registration Statement to indicate that LKA audited 80% of the Proved Reserves (see pages 2, 109 and 112).

Business, page 104

Our Company, 104

  42.
  Tell us what percentage of your reserves are proved developed non-producing and disclose this amount, if material.

    RESPONSE:    As of September 30, 2005 on a pro forma basis our total Proved Reserves are 684.1 Bcfe. Of the 684.1 Bcfe, 504.1 Bcfe are Proved Developed producing, 54.9 Bcfe are Proved Developed non-producing, and 125.1 Bcfe are Proved Undeveloped. The resulting percentages of reserves are 74%, 8%, and 18%, respectively.

    We have revised the Registration Statement to disclose that we have 54.9 Bcfe of Proved Developed non-producing reserves (see page 109).

Our Competitive Strengths, page 106

  43.
  You state that one of your competitive strengths in the areas you operate is predictable finding costs. Please tell us how you can predict finding costs in any area or alternatively, remove this claim from the filing. We note that we could not find any exploration costs in your document.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment to eliminate all references to predictable finding costs (see pages 4, 5 and 111). We have not separately broken out exploration costs from our total drilling, exploitation and operational capital expenditures because they were immaterial.

ONEOK Energy Resources—Notes to Consolidated Financial Statements, page F-88

Supplemental Oil and Gas Reserve Information (unaudited), page F-98

  44.
  We note the three consecutive years of negative reserve revisions of 14.2%, 10.7% and 9.5% when prices were rising. Please explain these revisions and why the current reserves should not be lower than reported, based on the past history of material revisions, and in spite of the fact that a third-party engineer audited your reserve estimates.

    RESPONSE:    As part of our analysis of the ONEOK reserves in connection with the acquisition by TXOK on September 27, 2005, the reasons for the prior years' revisions were carefully reviewed and found to be due to changes in individual wells or fields based on the results of developmental drilling and a comprehensive April 28, 2004 study by a third party of behind-pipe reserves following a December 2003 ONEOK acquisition. These events, which are discussed in greater detail below, are not expected to recur.

    The analysis of the ONEOK reserves by our internal engineers and our independent petroleum engineering firm led to a net reduction in recorded reserves of 5,842 Mmcfe, or 2.6%, as discussed more fully below.

    The three consecutive years of negative reserve revisions noted above were related to an ongoing drilling program in Oklahoma and East Texas and a 2004 third party geological and engineering study of behind-pipe reserves in East Texas acquired on December 22, 2003. A reduction of 11,636 Mmcfe was taken for the year ending December 31, 2002, and a reduction of 8,152 Mmcfe was taken for the year ending December 31, 2003 relating to ONEOK's Oklahoma legacy properties. During that time period, ONEOK was engaged in a deep drilling program, which led to reserve reductions in both the primary and secondary targets. In two fields, Cement and Chitwood, where deep drilling occurred, complex geology related to faulting resulted in the majority of the reductions in 2002 and 2003. ONEOK's acquisition of East Texas reserves from Wagner and Brown closed in December 2003; however, the seller continued to operate these properties through a transition period ending March 1, 2004. During the transition period, ONEOK obtained additional information regarding the true geological nature of certain formations that were believed to be blanket sand formations but were later determined to be lenticular. As a result of the new information, ONEOK commissioned a comprehensive third party study of its behind-pipe reserves in East Texas that confirmed that a lack of geologic continuity existed in the Travis Peak, and that some Pettit zones were untested, resulting in higher risk of development. As a result, 14,223 Mmcfe were moved out of the Proved category upon completion of the study in April 2004. Depletion rates were also adjusted at that time. The remaining negative revision of 9,144 Mmcfe in 2004 was mostly due to results related to the first year drilling program in the Cotton Valley formation in East Texas on the properties acquired in the December 2003 acquisition.

    At December 31, 2004, the reserves for ONEOK were 227,679 Mmcfe. The TXOK acquisition closed on September 27, 2005 and as of September 30, 2005 reserves were 226,100 Mmcfe. The table below compares the December 31, 2004 reserves to September 30, 2005 reserves:

Mmcfe
December 31, 2004	227,679
Extensions, discoveries and other additions	18,695
Revisions by TXOK of previous estimates	(5,842)
Production	(14,432)

September 30, 2005	226,100

    Extensions, discoveries and other additions: Reserves of 18,695 Mmcfe were newly recorded as Proved Undeveloped during the period as a result of extensions, discoveries and other additions. A study conducted by ONEOK of the 2004 drilling program identified 18,695 Mmcfe in new offset reserves.

    Revisions of previous estimates: The revisions of previous estimates contain our downward revisions of reserves, attributable primarily to the results of approximately 35 additional wells drilled on Proved Undeveloped ("PUD") reserves in East Texas during 2005. Based on our analysis of the new data from the 2005 drilling program, offset well performance, and our experience in the area, we reduced the average reserves for the East Texas PUDs, which accounted for most of a 9,129 Mmcfe reduction in reserves. In addition, at the time of the TXOK acquisition, we reviewed additional offset locations which resulted in an identification of 3,287 Mmcfe of new offset reserves. The net result of our reserve analysis work following the 2004-2005 drilling program, and confirmed by our independent petroleum engineering firm, was a reduction of 5,842 Mmcfe, or 2.6%.

    There were no purchases or sales of minerals in place during the period.

    Lee Keeling and Associates, Inc., an independent petroleum engineering firm from Tulsa, Oklahoma, performed an audit of 80% of the Proved Reserve estimates of ONEOK as of September 30, 2005 as part of auditing our pro forma Proved Reserve estimates as of that date.

    Despite the revisions of previous estimates, we believe, based upon our studies and due diligence, that the reserves attributable to the ONEOK properties, as of September 30, 2005 are reasonable.

TXOK Acquisition, page F-105

Supplemental Information Relating to Oil and Natural Gas Producing Activities, page F-118

  45.
  Please explain the small amount of production from the 185 BCFe of proved developed reserves during the time you owned them in 2005. Even when this amount is annualized, the reserve-production ratio appears to be much larger than typical proved developed reserves.

    RESPONSE:    On September 16, 2005, Holdings II incorporated TXOK to acquire ONEOK. The TXOK acquisition closed on September 27, 2005. The production of 0.2 Bcfe as shown in the table on page F-118 is for the four-day period from September 27 to 30, 2005. This production when annualized is 18.3 Bcfe and results in a reserve-production ratio of 10.1 years based on the 185 Bcfe of proved developed reserves. We have revised the Registration Statement in response to the Staff's comment to state the production is for only the four day period (see page F-117).

Should any members of the Staff of the Commission have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

William L. Boeing
Direct Phone Number: 972.680.7553
Direct Fax Number: 972.692.9053
wlliam.boeing@haynesboone.com

cc: Working Group

APPENDIX A

Comparative Data Regarding Reserve Life, Drilling Success Rates and Natural Gas Concentration

2002 E&P drilling success rate

Company	Total Net Successful Expl. & Dev. Wells	Total Net Dry Expl. & Dev. Wells	Total Net Expl. & Dev. Wells (Suc. & Dry)	Success rate
Anadarko Petroleum Corp.	656.9	36.0	692.9	94.8%
Apache Corp.	883.5	71.7	955.2	92.5%
Burlington Resources Inc.	558.8	101.4	660.2	84.6%
Canadian Natural Resources Ltd.	426.0	27.0	453.0	94.0%
Devon Energy Corp.	1,183.9	61.0	1,244.8	95.1%
EnCana Corp. (merged PCP/AEC)	2,943.0	76.0	3,019.0	97.5%
EOG Resources, Inc.	1,291.1	92.8	1,383.9	93.3%
Kerr-McGee Corp.	201.1	18.5	219.6	91.6%
Nexen Inc. (f.k.a. CanOxy)	298.1	16.5	314.6	94.8%
Occidental Petroleum Co.	371.6	31.0	402.6	92.3%
Pioneer Natural Resources Co.	131.4	21.8	153.2	85.8%
Talisman Energy Inc.	263.3	49.7	313.0	84.1%
Cabot Oil & Gas Corp.	68.6	3.3	71.9	95.4%
Chesapeake Energy Corp.	262.3	16.9	279.2	93.9%
CONSOL Energy Inc.	219.0	0.0	219.0	100.0%
Forest Oil Corp.	29.1	8.8	37.9	76.8%
Newfield Exploration Co.	32.7	13.0	45.7	71.5%
Noble Energy, Inc. (f.k.a. Noble Affiliates)	64.2	25.9	90.0	71.2%
Plains Exploration & Production Co.	77.4	0.5	77.9	0.0%
Pogo Producing Co.	95.6	9.5	105.1	91.0%
Vintage Petroleum Inc.	65.0	27.6	92.6	70.2%
XTO Energy Inc. (fka Cross Timbers)	242.7	7.4	250.1	97.0%
Belden & Blake Corp.	69.9	9.3	79.2	88.3%
Berry Petroleum Co.	76.0	11.0	87.0	87.4%
Cimarex Energy Co. (Spun-off by HP)	39.1	5.1	44.2	88.5%
Comstock Resources Inc.	16.0	3.3	19.3	82.9%
Continental Resources, Inc.	59.2	10.5	69.7	84.9%
Denbury Resources, Inc.	26.4	3.9	30.3	87.1%
Encore Acquisition Co.	95.3	0.0	95.3	100.0%
Energy Partners, Ltd.	6.1	0.9	7.0	87.1%
Houston Exploration Co.	69.1	12.2	81.3	85.0%
Quicksilver Resources, Inc.	147.3	4.0	151.3	97.4%
Range Resources Corp.	169.2	9.4	178.6	94.7%
Rosetta Resources Inc.	—	—	—	—
Southwestern Energy Co.	31.7	7.8	39.5	80.3%
St. Mary Land & Exploration Co.	51.7	17.1	68.8	75.2%
Stone Energy Corp.	21.2	8.0	29.2	72.6%
Swift Energy Co.	23.3	9.9	33.2	70.2%
Ultra Petroleum Corp.	11.4	0.3	11.8	97.2%
Whiting Petroleum Holdings, Inc.	8.1	4.3	12.4	65.3%
Abraxas Petroleum Corp.	13.3	2.5	15.8	84.2%
Adams Resources and Energy	1.1	1.3	2.4	45.6%
Atlas America, Inc.	78.7	2.0	80.7	97.5%
ATP Oil & Gas Corp.	0.0	0.0	0.0	0.0%
Bill Barrett Corp.	2.8	0.0	2.8	100.0%
Blue Dolphin Energy Co.	—	—	—	—
Bois d'Arc Energy	5.3	1.5	6.8	77.9%
Brigham Exploration Co.	6.8	1.3	8.1	84.0%
Callon Petroleum	0.5	0.9	1.4	36.6%
Carrizo Oil & Gas, Inc.	6.0	1.1	7.1	84.5%
Cheniere Energy, Inc.	—	—	—	—
Clayton Williams Energy	0.8	5.8	6.6	12.1%

Contango Oil & Gas Co.	6.5	1.4	7.9	82.3%
Credo Petroleum	3.0	0.3	3.2	92.2%
Crimson Exploration Inc. (f.k.a. GulfWest)	—	—	—	—
Delta Petroleum Corp.	0.7	2.7	3.4	21.3%
Double Eagle Petr. & Mining Co.	5.8	0.1	5.9	99.1%
Edge Petroleum Corp.	6.1	0.5	6.7	91.9%
Energy Corp of America	52.0	6.2	58.2	89.3%
Exploration Co. of DE Inc.	17.0	0.6	17.6	96.4%
FieldPoint Petroleum Corp	—	—	—	—
Gasco Energy, Inc.	4.0	1.0	5.0	80.0%
GeoResources Inc.	3.0	0.0	3.0	100.0%
GMX Resources Inc.	1.0	0.0	1.0	100.0%
Goodrich Petroleum Corp.	1.1	0.0	1.1	100.0%
Harken Energy Co.	1.4	1.4	2.7	49.8%
KCS Energy, Inc.	18.7	3.4	22.1	84.6%
Linn Energy LLC	—	—	—	—
Mariner Energy, Inc.	9.0	1.6	10.6	84.9%
McMoRan Exploration Co.	2.2	0.4	2.6	84.5%
Meridian Resource Corp.	5.1	1.8	6.9	73.9%
Mission Resources Inc. (fka Bellwether)	11.7	1.2	12.9	90.8%
National Energy Group, Inc.	—	—	—	—
NEG Holding LLC	20.3	2.0	22.3	91.0%
NGAS Resources, Inc. (f.k.a. Daugherty)	7.5	0.0	7.5	100.0%
Pangea Petroleum Corp.	—	—	—	—
Panhandle Royalty Co.	5.5	1.7	7.2	76.4%
Parallel Petroleum Corp.	5.4	0.7	6.1	88.5%
Penn Virginia Corp.	61.4	4.1	65.5	93.7%
Petrohawk Enegy Corp. (f.k.a. Beta)	2.5	1.4	3.9	63.6%
Petroleum Development Corp.	13.7	0.0	13.7	100.0%
PetroQuest Energy Inc.	5.7	1.3	7.0	81.9%
PrimeEnergy Corp.	9.1	7.8	16.9	53.8%
Remington Oil & Gas Corp.	7.7	2.4	10.1	76.2%
Resource America Inc.	78.7	2.0	80.7	97.5%
Royale Energy, Inc.	—	—	—	—
Sharon Energy Ltd.	—	—	—	—
Teton Energy Corp.	3.0	0.0	3.0	100.0%
Toreador Resources Corp.	0.7	1.0	1.7	38.7%
Trek Resources Inc.	0.5	1.0	1.5	33.3%
Tri-Valley Corp.	—	—	—	—
Unit Corp.	35.7	16.2	51.9	68.7%
Venoco Inc.	—	—	—	—
W&T Offshore, Inc.	4.0	1.1	5.1	78.4%
Warren Resources, Inc.	4.3	0.3	4.6	93.5%
Whittier Energy Corp.	0.3	0.1	0.4	76.2%

Median				86.4%

Source: Herold's Company Financial Database

2003 E&P drilling success rate

Company	Total Net Successful Expl. & Dev. Wells	Total Net Dry Expl. & Dev. Wells	Total Net Expl. & Dev. Wells (Suc. & Dry)	Success rate
Anadarko Petroleum Corp.	732.6	48.5	781.1	93.8%
Apache Corp.	1,044.7	101.0	1,145.7	91.2%
Burlington Resources Inc.	898.4	116.8	1,015.2	88.5%
Canadian Natural Resources Ltd.	1,234.7	118.0	1,352.7	91.3%
Devon Energy Corp.	1,420.1	74.9	1,494.9	95.0%
EnCana Corp. (merged PCP/AEC)	5,573.0	59.0	5,632.0	99.0%
EOG Resources, Inc.	1,552.7	108.7	1,661.4	93.5%
Kerr-McGee Corp.	251.1	18.1	269.2	93.3%
Nexen Inc. (f.k.a. CanOxy)	245.2	7.0	252.2	97.2%
Occidental Petroleum Co.	411.7	32.7	444.4	92.6%
Pioneer Natural Resources Co.	287.1	51.7	338.8	84.7%
Talisman Energy Inc.	372.9	37.0	409.9	91.0%
Cabot Oil & Gas Corp.	120.1	11.9	132.0	91.0%
Chesapeake Energy Corp.	436.9	18.7	455.6	95.9%
CONSOL Energy Inc.	280.0	0.0	280.0	100.0%
Forest Oil Corp.	46.0	12.3	58.3	78.9%
Newfield Exploration Co.	109.2	17.6	126.8	86.1%
Noble Energy, Inc. (f.k.a. Noble Affiliates)	43.3	23.2	66.6	65.1%
Plains Exploration & Production Co.	137.2	1.4	138.6	99.0%
Pogo Producing Co.	108.1	8.5	116.6	92.7%
Vintage Petroleum Inc.	105.2	10.1	115.3	91.3%
XTO Energy Inc. (fka Cross Timbers)	329.7	3.0	332.7	99.1%
Belden & Blake Corp.	79.1	7.3	86.4	91.6%
Berry Petroleum Co.	119.0	1.0	120.0	0.0%
Cimarex Energy Co. (Spun-off by HP)	72.9	24.3	97.2	75.0%
Comstock Resources Inc.	24.5	4.9	29.4	83.3%
Continental Resources, Inc.	48.5	5.7	54.2	89.5%
Denbury Resources, Inc.	36.6	6.0	42.6	85.9%
Encore Acquisition Co.	103.0	0.7	103.7	99.3%
Energy Partners, Ltd.	8.7	3.2	11.9	73.1%
Houston Exploration Co.	89.3	27.0	116.3	76.8%
Quicksilver Resources, Inc.	296.1	1.4	297.5	99.5%
Range Resources Corp.	184.5	15.8	200.3	92.1%
Rosetta Resources Inc.	—	—	—	—
Southwestern Energy Co.	80.2	5.8	86.0	93.3%
St. Mary Land & Exploration Co.	68.9	20.4	89.3	77.2%
Stone Energy Corp.	34.5	5.4	39.8	86.6%
Swift Energy Co.	59.9	12.8	72.7	82.4%
Ultra Petroleum Corp.	17.8	1.0	18.8	94.8%
Whiting Petroleum Holdings, Inc.	20.9	3.9	24.8	84.3%
Abraxas Petroleum Corp.	17.3	0.5	17.8	97.2%
Adams Resources and Energy	1.9	1.2	3.1	60.8%
Atlas America, Inc.	92.9	0.3	93.2	99.6%
ATP Oil & Gas Corp.	4.8	0.0	4.8	100.0%
Bill Barrett Corp.	78.1	2.5	80.6	96.9%
Blue Dolphin Energy Co.	—	—	—	—
Bois d'Arc Energy	12.5	0.0	12.5	100.0%
Brigham Exploration Co.	11.9	3.6	15.5	76.8%
Callon Petroleum	0.4	0.2	0.6	65.5%
Carrizo Oil & Gas, Inc.	9.4	0.8	10.2	92.2%
Cheniere Energy, Inc.	—	—	—	—
Clayton Williams Energy	7.9	13.3	21.2	37.3%

Contango Oil & Gas Co.	5.2	1.9	7.1	73.2%
Credo Petroleum	4.1	0.8	4.9	84.3%
Crimson Exploration Inc. (f.k.a. GulfWest)	—	—	—	—
Delta Petroleum Corp.	5.2	1.6	6.7	76.9%
Double Eagle Petr. & Mining Co.	5.4	0.9	6.3	86.3%
Edge Petroleum Corp.	13.7	4.3	17.9	76.3%
Energy Corp of America	44.9	5.9	50.8	88.4%
Exploration Co. of DE Inc.	37.7	1.0	38.7	97.4%
FieldPoint Petroleum Corp	—	—	—	—
Gasco Energy, Inc.	0.0	0.0	0.0	0.0%
GeoResources Inc.	2.0	1.0	3.0	66.6%
GMX Resources Inc.	0.0	0.0	0.0	0.0%
Goodrich Petroleum Corp.	4.9	1.5	6.4	76.3%
Harken Energy Co.	2.2	2.2	4.4	49.7%
KCS Energy, Inc.	52.0	3.4	55.4	93.9%
Linn Energy LLC	—	—	—	—
Mariner Energy, Inc.	32.1	2.4	34.5	93.2%
McMoRan Exploration Co.	0.3	0.9	1.3	24.0%
Meridian Resource Corp.	3.8	1.3	5.1	74.5%
Mission Resources Inc. (fka Bellwether)	12.1	2.0	14.1	85.8%
National Energy Group, Inc.	—	—	—	—
NEG Holding LLC	33.9	0.6	34.5	98.3%
NGAS Resources, Inc. (f.k.a. Daugherty)	26.8	0.0	26.8	100.0%
Pangea Petroleum Corp.	—	—	—	—
Panhandle Royalty Co.	6.1	1.0	7.1	85.8%
Parallel Petroleum Corp.	7.7	2.3	10.0	76.6%
Penn Virginia Corp.	118.2	3.9	122.1	96.8%
Petrohawk Enegy Corp. (f.k.a. Beta)	4.7	2.3	7.0	67.4%
Petroleum Development Corp.	28.5	0.0	28.5	100.0%
PetroQuest Energy Inc.	3.5	1.2	4.7	74.5%
PrimeEnergy Corp.	8.6	1.9	10.5	81.9%
Remington Oil & Gas Corp.	10.0	5.2	15.2	66.0%
Resource America Inc.	92.9	0.3	93.2	99.6%
Royale Energy, Inc.	—	—	—	—
Sharon Energy Ltd.	—	—	—	—
Teton Energy Corp.	3.5	0.0	3.5	100.0%
Toreador Resources Corp.	0.2	1.3	1.5	14.5%
Trek Resources Inc.	0.5	0.0	0.5	100.0%
Tri-Valley Corp.	—	—	—	—
Unit Corp.	50.2	11.4	61.6	81.5%
Venoco Inc.	—	—	—	—
W&T Offshore, Inc.	6.6	0.9	7.5	88.0%
Warren Resources, Inc.	6.1	0.4	6.5	93.8%
Whittier Energy Corp.	0.3	0.0	0.3	100.0%

Median				89.0%

Source: Herold's Company Financial Database

2004 E&P drilling success rate

Company	Total Net Successful Expl. & Dev. Wells	Total Net Dry Expl. & Dev. Wells	Total Net Expl. & Dev. Wells (Suc. & Dry)	Success rate
Anadarko Petroleum Corp.	706.1	25.2	731.3	96.6%
Apache Corp.	1,440.1	146.1	1,586.2	90.8%
Burlington Resources Inc.	773.7	63.8	837.5	92.4%
Canadian Natural Resources Ltd.	1,017.1	95.9	1,113.0	91.4%
Devon Energy Corp.	1,314.3	50.4	1,364.7	96.3%
EnCana Corp. (merged PCP/AEC)	4,816.0	29.0	4,845.0	99.4%
EOG Resources, Inc.	1,754.9	118.0	1,872.9	93.7%
Kerr-McGee Corp.	443.4	22.8	466.2	95.1%
Nexen Inc. (f.k.a. CanOxy)	272.3	7.8	280.1	97.2%
Occidental Petroleum Co.	501.6	17.5	519.1	96.6%
Pioneer Natural Resources Co.	340.6	44.2	384.8	88.5%
Talisman Energy Inc.	363.8	40.8	404.6	89.9%
Cabot Oil & Gas Corp.	212.0	7.8	219.8	96.5%
Chesapeake Energy Corp.	530.1	16.2	546.3	97.0%
CONSOL Energy Inc.	240.0	0.0	240.0	100.0%
Forest Oil Corp.	77.0	10.0	87.0	88.5%
Newfield Exploration Co.	188.9	15.9	204.8	92.2%
Noble Energy, Inc. (f.k.a. Noble Affiliates)	90.6	18.2	108.9	83.3%
Plains Exploration & Production Co.	101.6	6.3	107.9	94.2%
Pogo Producing Co.	167.5	19.1	186.6	89.8%
Vintage Petroleum Inc.	114.5	16.1	130.6	87.7%
XTO Energy Inc. (fka Cross Timbers)	397.3	12.4	409.7	97.0%
Belden & Blake Corp.	92.1	4.8	96.9	95.0%
Berry Petroleum Co.	116.0	0.0	116.0	100.0%
Cimarex Energy Co. (Spun-off by HP)	85.6	18.7	104.3	82.1%
Comstock Resources Inc.	26.1	4.8	30.9	84.5%
Continental Resources, Inc.	0.0	0.0	0.0	0.0%
Denbury Resources, Inc.	59.6	2.9	62.5	95.4%
Encore Acquisition Co.	165.2	4.5	169.7	97.3%
Energy Partners, Ltd.	15.5	4.2	19.7	78.7%
Houston Exploration Co.	143.5	27.0	170.5	84.2%
Quicksilver Resources, Inc.	409.5	2.0	411.5	99.5%
Range Resources Corp.	377.7	18.9	396.6	95.2%
Rosetta Resources Inc.	—	—	—	—
Southwestern Energy Co.	128.2	6.5	134.7	95.2%
St. Mary Land & Exploration Co.	124.7	17.1	141.8	87.9%
Stone Energy Corp.	20.6	9.9	30.5	67.7%
Swift Energy Co.	47.3	13.9	61.2	77.3%
Ultra Petroleum Corp.	31.7	1.2	32.9	96.4%
Whiting Petroleum Holdings, Inc.	74.9	3.9	78.8	95.1%
Abraxas Petroleum Corp.	3.0	1.0	4.0	75.0%
Adams Resources and Energy	1.0	0.5	1.5	69.2%
Atlas America, Inc.	160.5	4.8	165.3	97.1%
ATP Oil & Gas Corp.	8.5	1.5	10.0	85.0%
Bill Barrett Corp.	227.8	11.7	239.5	95.1%
Blue Dolphin Energy Co.	—	—	—	—
Bois d'Arc Energy	15.1	3.1	18.2	83.0%
Brigham Exploration Co.	19.5	6.7	26.2	74.4%
Callon Petroleum	1.9	1.2	3.2	61.0%
Carrizo Oil & Gas, Inc.	23.6	3.7	27.3	86.4%
Cheniere Energy, Inc.	—	—	—	—
Clayton Williams Energy	18.2	8.0	26.2	69.5%

Contango Oil & Gas Co.	4.7	1.6	6.3	74.6%
Credo Petroleum	0.0	0.0	0.0	0.0%
Crimson Exploration Inc. (f.k.a. GulfWest)	—	—	—	—
Delta Petroleum Corp.	13.9	6.3	20.2	69.0%
Double Eagle Petr. & Mining Co.	9.4	0.0	9.4	100.0%
Edge Petroleum Corp.	21.7	5.2	26.9	80.6%
Energy Corp of America	18.7	5.4	24.1	77.6%
Exploration Co. of DE Inc.	33.0	0.0	33.0	100.0%
FieldPoint Petroleum Corp	—	—	—	—
Gasco Energy, Inc.	3.0	0.0	3.0	100.0%
GeoResources Inc.	1.0	0.0	1.0	100.0%
GMX Resources Inc.	0.0	0.0	0.0	0.0%
Goodrich Petroleum Corp.	15.0	0.9	15.9	94.4%
Harken Energy Co.	3.2	2.2	5.3	59.1%
KCS Energy, Inc.	89.7	2.0	91.7	97.8%
Linn Energy LLC	—	—	—	—
Mariner Energy, Inc.	38.2	3.3	41.5	92.0%
McMoRan Exploration Co.	1.4	1.4	2.8	49.5%
Meridian Resource Corp.	17.9	8.9	26.8	66.8%
Mission Resources Inc. (fka Bellwether)	17.5	0.4	17.9	97.5%
National Energy Group, Inc.	—	—	—	—
NEG Holding LLC	36.4	3.3	39.7	91.7%
NGAS Resources, Inc. (f.k.a. Daugherty)	7.5	0.0	7.5	100.0%
Pangea Petroleum Corp.	—	—	—	—
Panhandle Royalty Co.	5.6	0.6	6.2	90.0%
Parallel Petroleum Corp.	33.5	1.0	34.4	97.2%
Penn Virginia Corp.	91.2	4.7	95.9	95.1%
Petrohawk Enegy Corp. (f.k.a. Beta)	11.4	0.6	11.9	95.2%
Petroleum Development Corp.	48.4	0.6	49.0	98.8%
PetroQuest Energy Inc.	0.0	0.0	0.0	0.0%
PrimeEnergy Corp.	7.2	3.2	10.4	69.4%
Remington Oil & Gas Corp.	13.3	4.6	17.9	74.6%
Resource America Inc.	160.5	4.8	165.3	97.1%
Royale Energy, Inc.	—	—	—	—
Sharon Energy Ltd.	—	—	—	—
Teton Energy Corp.	0.0	0.0	0.0	0.0%
Toreador Resources Corp.	9.1	0.5	9.6	94.8%
Trek Resources Inc.	1.7	0.1	1.8	94.4%
Tri-Valley Corp.	—	—	—	—
Unit Corp.	55.8	13.7	69.5	80.3%
Venoco Inc.	—	—	—	—
W&T Offshore, Inc.	31.7	15.4	47.1	67.3%
Warren Resources, Inc.	7.2	0.4	7.6	94.7%
Whittier Energy Corp.	1.2	0.2	1.4	85.5%

Median				91.8%

Source: Herold's Company Financial Database

2002 - 2004 Average E&P drilling success rate

Company	Net Successful Oil & Gas Explor. Wells	Net Dry Oil & Gas Explor. Wells	Net Total O&G Explor. Wells (Suc. & Dry)	3-yr Average success rate
Anadarko Petroleum Corp.	2,095.6	109.7	2,205.3	95.0%
Apache Corp.	3,368.3	318.8	3,687.1	91.4%
Burlington Resources Inc.	2,230.9	282.0	2,512.9	88.8%
Canadian Natural Resources Ltd.	2,677.8	240.9	2,918.7	91.7%
Devon Energy Corp.	3,918.2	186.2	4,104.4	95.5%
EnCana Corp. (merged PCP/AEC)	13,332.0	164.0	13,496.0	98.8%
EOG Resources, Inc.	4,598.7	319.5	4,918.2	93.5%
Kerr-McGee Corp.	895.6	59.4	955.0	93.8%
Nexen Inc. (f.k.a. CanOxy)	815.6	31.3	846.9	96.3%
Occidental Petroleum Co.	1,284.9	81.2	1,366.1	94.1%
Pioneer Natural Resources Co.	759.1	117.7	876.8	86.6%
Talisman Energy Inc.	1,000.0	127.5	1,127.5	88.7%
Cabot Oil & Gas Corp.	400.7	23.0	423.7	94.6%
Chesapeake Energy Corp.	1,229.3	51.8	1,281.1	96.0%
CONSOL Energy Inc.	739.0	0.0	739.0	100.0%
Forest Oil Corp.	152.1	31.1	183.2	83.0%
Newfield Exploration Co.	330.8	46.5	377.3	87.7%
Noble Energy, Inc. (f.k.a. Noble Affiliates)	198.1	67.4	265.5	74.6%
Plains Exploration & Production Co.	316.2	8.2	324.4	97.5%
Pogo Producing Co.	371.2	37.1	408.3	90.9%
Vintage Petroleum Inc.	284.7	53.8	338.4	84.1%
XTO Energy Inc. (fka Cross Timbers)	969.7	22.8	992.5	97.7%
Belden & Blake Corp.	241.1	21.4	262.5	91.8%
Berry Petroleum Co.	311.0	12.0	323.0	96.3%
Cimarex Energy Co. (Spun-off by HP)	197.6	48.1	245.7	80.4%
Comstock Resources Inc.	66.6	13.0	79.6	83.7%
Continental Resources, Inc.	107.7	16.2	123.9	86.9%
Denbury Resources, Inc.	122.6	12.8	135.4	90.5%
Encore Acquisition Co.	363.5	5.2	368.7	98.6%
Energy Partners, Ltd.	30.3	8.3	38.6	78.5%
Houston Exploration Co.	301.9	66.2	368.1	82.0%
Quicksilver Resources, Inc.	852.9	7.4	860.3	99.1%
Range Resources Corp.	731.4	44.1	775.5	94.3%
Rosetta Resources Inc.	—	—	—	—
Southwestern Energy Co.	240.1	20.1	260.2	92.3%
St. Mary Land & Exploration Co.	245.3	54.5	299.8	81.8%
Stone Energy Corp.	76.3	23.2	99.5	76.7%
Swift Energy Co.	130.5	36.6	167.1	78.1%
Ultra Petroleum Corp.	60.9	2.5	63.4	96.1%
Whiting Petroleum Holdings, Inc.	103.9	12.1	116.0	89.6%
Abraxas Petroleum Corp.	33.6	4.0	37.6	89.4%
Adams Resources and Energy	4.0	3.0	7.0	57.4%
Atlas America, Inc.	332.1	7.1	339.2	97.9%
ATP Oil & Gas Corp.	13.3	1.5	14.8	89.9%
Bill Barrett Corp.	308.7	14.2	322.9	95.6%
Blue Dolphin Energy Co.	—	—	—	—

Bois d'Arc Energy	32.9	4.6	37.5	87.7%
Brigham Exploration Co.	38.2	11.6	49.8	76.7%
Callon Petroleum	2.8	2.3	5.2	54.8%
Carrizo Oil & Gas, Inc.	39.0	5.6	44.6	87.4%
Cheniere Energy, Inc.	—	—	—	—
Clayton Williams Energy	26.9	27.1	54.0	49.8%
Contango Oil & Gas Co.	16.4	4.9	21.3	77.0%
Credo Petroleum	7.1	1.0	8.1	87.4%
Crimson Exploration Inc. (f.k.a. GulfWest)	—	—	—	—
Delta Petroleum Corp.	19.8	10.5	30.3	65.3%
Double Eagle Petr. & Mining Co.	20.7	0.9	21.6	95.8%
Edge Petroleum Corp.	41.5	10.0	51.5	80.5%
Energy Corp of America	115.6	17.5	133.1	86.9%
Exploration Co. of DE Inc.	87.7	1.6	89.3	98.2%
FieldPoint Petroleum Corp	—	—	—	—
Gasco Energy, Inc.	7.0	1.0	8.0	87.5%
GeoResources Inc.	6.0	1.0	7.0	85.7%
GMX Resources Inc.	1.0	0.0	1.0	100.0%
Goodrich Petroleum Corp.	21.0	2.4	23.4	89.7%
Harken Energy Co.	6.7	5.8	12.4	53.7%
KCS Energy, Inc.	160.4	8.8	169.2	94.8%
Linn Energy LLC	—	—	—	—
Mariner Energy, Inc.	79.3	7.3	86.6	91.6%
McMoRan Exploration Co.	3.9	2.8	6.6	58.3%
Meridian Resource Corp.	26.8	12.0	38.8	69.1%
Mission Resources Inc. (fka Bellwether)	41.2	3.6	44.9	91.9%
National Energy Group, Inc.	—	—	—	—
NEG Holding LLC	90.6	5.9	96.5	93.9%
NGAS Resources, Inc. (f.k.a. Daugherty)	41.8	0.0	41.8	100.0%
Pangea Petroleum Corp.	—	—	—	—
Panhandle Royalty Co.	17.2	3.3	20.5	83.8%
Parallel Petroleum Corp.	46.5	4.0	50.5	92.1%
Penn Virginia Corp.	270.8	12.7	283.5	95.5%
Petrohawk Enegy Corp. (f.k.a. Beta)	18.6	4.3	22.8	81.3%
Petroleum Development Corp.	90.6	0.6	91.2	99.3%
PetroQuest Energy Inc.	9.3	2.5	11.7	78.9%
PrimeEnergy Corp.	24.9	12.9	37.8	65.9%
Remington Oil & Gas Corp.	31.1	12.1	43.2	72.0%
Resource America Inc.	332.1	7.1	339.2	97.9%
Royale Energy, Inc.	—	—	—	—
Sharon Energy Ltd.	—	—	—	—
Teton Energy Corp.	6.5	0.0	6.5	100.0%
Toreador Resources Corp.	10.0	2.8	12.8	77.9%
Trek Resources Inc.	2.7	1.1	3.8	71.1%
Tri-Valley Corp.	—	—	—	—
Unit Corp.	141.6	41.3	182.9	77.4%
Venoco Inc.	—	—	—	—
W&T Offshore, Inc.	42.3	17.4	59.7	70.9%
Warren Resources, Inc.	17.6	1.1	18.7	94.1%
Whittier Energy Corp.	1.8	0.3	2.1	85.6%

Median				89.5%

Source: Herold's Company Financial Database

Industry average reserve life

2004	Reserve/Production (R/P) Ratio: O&G
Anadarko Petroleum Corp.	12.4
Apache Corp.	11.8
Burlington Resources Inc.	11.6
Canadian Natural Resources Ltd.	9.4
Devon Energy Corp.	8.3
EnCana Corp. (merged PCP/AEC)	8.1
EOG Resources, Inc.	12.3
Kerr-McGee Corp.	10.7
Nexen Inc. (f.k.a. CanOxy)	11.1
Occidental Petroleum Co.	12.2
Pioneer Natural Resources Co.	14.9
Talisman Energy Inc.	9.6
Cabot Oil & Gas Corp.	14.2
Chesapeake Energy Corp.	13.5
CONSOL Energy Inc.	21.0
Forest Oil Corp.	7.7
Newfield Exploration Co.	7.3
Noble Energy, Inc. (f.k.a. Noble Affiliates)	13.3
Plains Exploration & Production Co.	18.3
Pogo Producing Co.	7.7
Vintage Petroleum Inc.	17.8
XTO Energy Inc. (fka Cross Timbers)	15.8
Belden & Blake Corp.	16.2
Berry Petroleum Co.	14.6
Cimarex Energy Co. (Spun-off by HP)	5.7
Comstock Resources Inc.	14.7
Continental Resources, Inc.	17.6
Denbury Resources, Inc.	10.7
Encore Acquisition Co.	19.2
Energy Partners, Ltd.	6.6
Houston Exploration Co.	6.4
Quicksilver Resources, Inc.	21.9
Range Resources Corp.	16.4
Rosetta Resources Inc.	0.0
Southwestern Energy Co.	11.9
St. Mary Land & Exploration Co.	8.7
Stone Energy Corp.	9.4
Swift Energy Co.	13.7
Ultra Petroleum Corp.	31.0
Whiting Petroleum Holdings, Inc.	18.4
Abraxas Petroleum Corp.	16.2
Adams Resources and Energy	7.8
Atlas America, Inc.	18.6
ATP Oil & Gas Corp.	12.3
Bill Barrett Corp.	9.2
Blue Dolphin Energy Co.	0.5
Bois d'Arc Energy	14.0
Brigham Exploration Co.	9.9
Callon Petroleum	8.8
Carrizo Oil & Gas, Inc.	13.2
Cheniere Energy, Inc.	2.8
Clayton Williams Energy	9.4
Contango Oil & Gas Co.	3.5
Credo Petroleum	9.1
Crimson Exploration Inc. (f.k.a. GulfWest)	22.6
Delta Petroleum Corp.	22.1

Double Eagle Petr. & Mining Co.	13.8
Edge Petroleum Corp.	7.4
Energy Corp of America	19.6
Exploration Co. of DE Inc.	7.7
FieldPoint Petroleum Corp	14.1
Gasco Energy, Inc.	77.1
GeoResources Inc.	19.4
GMX Resources Inc.	52.3
Goodrich Petroleum Corp.	13.1
Harken Energy Co.	9.3
KCS Energy, Inc.	9.4
Linn Energy LLC	35.4
Mariner Energy, Inc.	6.3
McMoRan Exploration Co.	21.2
Meridian Resource Corp.	3.9
Mission Resources Inc. (fka Bellwether)	9.4
National Energy Group, Inc.	0.0
NEG Holding LLC	14.1
NGAS Resources, Inc. (f.k.a. Daugherty)	77.0
Pangea Petroleum Corp.	4.9
Panhandle Royalty Co.	7.2
Parallel Petroleum Corp.	18.5
Penn Virginia Corp.	14.5
Petrohawk Enegy Corp. (f.k.a. Beta)	43.6
Petroleum Development Corp.	17.2
PetroQuest Energy Inc.	7.1
PrimeEnergy Corp.	8.5
Remington Oil & Gas Corp.	6.6
Resource America Inc.	18.6
Royale Energy, Inc.	7.3
Sharon Energy Ltd.	0.0
Teton Energy Corp.	0.0
Toreador Resources Corp.	22.0
Trek Resources Inc.	11.9
Tri-Valley Corp.	5.5
Unit Corp.	10.4
Venoco Inc.	0.0
W&T Offshore, Inc.	5.7
Warren Resources, Inc.	84.6
Whittier Energy Corp.	8.6

Median	11.9

Source: Herold's Company Financial Database

Industry Average % Gas

2004	Gas as % of Total Reserves, G@6/1
Anadarko Petroleum Corp.	53.0%
Apache Corp.	51.9%
Burlington Resources Inc.	68.5%
Canadian Natural Resources Ltd.	29.6%
Devon Energy Corp.	60.1%
EnCana Corp. (merged PCP/AEC)	77.7%
EOG Resources, Inc.	89.4%
Kerr-McGee Corp.	56.8%
Nexen Inc. (f.k.a. CanOxy)	14.2%
Occidental Petroleum Co.	19.6%
Pioneer Natural Resources Co.	60.0%
Talisman Energy Inc.	54.8%
Cabot Oil & Gas Corp.	94.3%
Chesapeake Energy Corp.	89.2%
CONSOL Energy Inc.	100.0%
Forest Oil Corp.	60.1%
Newfield Exploration Co.	69.6%
Noble Energy, Inc. (f.k.a. Noble Affiliates)	63.1%
Plains Exploration & Production Co.	16.2%
Pogo Producing Co.	60.7%
Vintage Petroleum Inc.	32.0%
XTO Energy Inc. (fka Cross Timbers)	80.5%
Belden & Blake Corp.	88.3%
Berry Petroleum Co.	3.9%
Cimarex Energy Co. (Spun-off by HP)	81.2%
Comstock Resources Inc.	84.9%
Continental Resources, Inc.	11.1%
Denbury Resources, Inc.	21.7%
Encore Acquisition Co.	22.5%
Energy Partners, Ltd.	46.5%
Houston Exploration Co.	94.5%
Quicksilver Resources, Inc.	91.8%
Range Resources Corp.	80.5%
Rosetta Resources Inc.	0.0%
Southwestern Energy Co.	92.1%
St. Mary Land & Exploration Co.	48.5%
Stone Energy Corp.	58.9%
Swift Energy Co.	39.8%
Ultra Petroleum Corp.	92.6%
Whiting Petroleum Holdings, Inc.	39.3%
Abraxas Petroleum Corp.	80.2%
Adams Resources and Energy	80.7%
Atlas America, Inc.	91.2%
ATP Oil & Gas Corp.	74.6%
Bill Barrett Corp.	88.2%
Blue Dolphin Energy Co.	94.2%
Bois d'Arc Energy	63.2%
Brigham Exploration Co.	84.0%
Callon Petroleum	38.0%
Carrizo Oil & Gas, Inc.	50.0%
Cheniere Energy, Inc.	98.1%
Clayton Williams Energy	46.2%
Contango Oil & Gas Co.	89.8%
Credo Petroleum	86.2%
Crimson Exploration Inc. (f.k.a. GulfWest)	62.1%
Delta Petroleum Corp.	52.8%
Double Eagle Petr. & Mining Co.	95.4%

Edge Petroleum Corp.	74.5%
Energy Corp of America	96.6%
Exploration Co. of DE Inc.	46.7%
FieldPoint Petroleum Corp	20.5%
Gasco Energy, Inc.	96.0%
GeoResources Inc.	2.7%
GMX Resources Inc.	88.5%
Goodrich Petroleum Corp.	66.9%
Harken Energy Co.	28.4%
KCS Energy, Inc.	87.9%
Linn Energy LLC	100.0%
Mariner Energy, Inc.	64.0%
McMoRan Exploration Co.	42.4%
Meridian Resource Corp.	72.6%
Mission Resources Inc. (fka Bellwether)	41.2%
National Energy Group, Inc.	0.0%
NEG Holding LLC	87.4%
NGAS Resources, Inc. (f.k.a. Daugherty)	97.3%
Pangea Petroleum Corp.	1.5%
Panhandle Royalty Co.	86.1%
Parallel Petroleum Corp.	12.9%
Penn Virginia Corp.	89.3%
Petrohawk Enegy Corp. (f.k.a. Beta)	73.4%
Petroleum Development Corp.	90.9%
PetroQuest Energy Inc.	78.0%
PrimeEnergy Corp.	71.8%
Remington Oil & Gas Corp.	59.8%
Resource America Inc.	91.2%
Royale Energy, Inc.	86.9%
Sharon Energy Ltd.	0.0%
Teton Energy Corp.	0.0%
Toreador Resources Corp.	6.0%
Trek Resources Inc.	53.7%
Tri-Valley Corp.	99.9%
Unit Corp.	85.2%
Venoco Inc.	0.0%
W&T Offshore, Inc.	48.7%
Warren Resources, Inc.	17.9%
Whittier Energy Corp.	34.8%

Median	63.6%

Source: Herold's Company Financial Database

QuickLinks

APPENDIX A